Exhibit 99.11

Quantum eMotion Appoints

Vice President Quality & Compliance

MONTREAL, 13 March 2023 – Quantum eMotion Corp. (“QeM” or the “Company”) (TSX-V: QNC; OTCMKTS: QNCCF; F: 34Q) is pleased to announce that Abder Benrabah has joined the Company as Vice President Quality & Compliance, based in Montreal, QC.

Mr. Benrabah brings more than 25 years of broad and successful international experience in various industries (Medical Devices, Cybersecurity, EPC (Engineering, procurement, and construction), IT & Aerospace) with track records in establishing and executing business strategies. Senior management roles include start-ups and global companies such as CryoCath Technologies, PerkinElmer Life Science, Network International and recently Smith & Nephew where Mr. Benrabah led Global functions, establishing transformation initiatives including worldwide compliance and cost reduction programs.

His key strengths include track records in establishing and executing business strategies with focus in achieving results both Upstream (New Product Introduction: from R&D concept phase up to commercialization) and Downstream (Manufacturing scale-up and commercialization) for US, EC and Emerging Markets.

Mr. Benrabah is a Mechanical Engineer with a PhD in Materials engineering from Ecole Central de Lyon, France and is a Lean-Six Sigma Master Black Belt.

“Abder is a strong addition to the QeM team. His expertise around Compliance and Operations in Medical Devices and Cybersecurity will be invaluable as we engage in technology deployment in industries like Blockchain and approach commercialization in Telemedicine/Digital Therapeutics” commented Francis Bellido, CEO of QeM.

Abder Benrabah added: “In the past two years QeM has spectacularly progressed in developing a revolutionary QRNG technology and a complete cybersecurity platform (Sentry-Q) that intended to safeguard the security and privacy of electronic communications. I am very excited to join QeM as I believe this new technology could become a game changer in the Cybersecurity industry.”

About QeM

The Company’s mission is to address the growing demand for affordable hardware security for connected devices. The patented solution for a Quantum Random Number Generator exploits the built-in unpredictability of quantum mechanics and promises to provide enhanced security for protecting high value assets and critical systems.

The Company intends to target the highly valued Financial Services, Blockchain Applications, Cloud-Based IT Security Infrastructure, Classified Government Networks and Communication

Systems, Secure Device Keying (IOT, Automotive, Consumer Electronics) and Quantum Cryptography.

For further information, please contact:

Francis Bellido, Chief Executive Officer

Tel : 514.956.2525

Email: info@quantumemotion.com

Website: www. quantumemotion.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described in the Corporation’s periodic reports including the annual report or in the filings made by Quantum from time to time with securities regulatory authorities.